INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 26, 2018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of Vivaldi Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the additional comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 25, 2018, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the Vivaldi Multi-Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.	Please confirm to us in your written response how much the Fund expects to invest in below investment grade, non-agency residential mortgage-backed securities (“RMBS”), below investment grade, non-agency commercial mortgage-backed securities (“CMBS”) and below investment grade private collateralized loan obligations (“CLOs”).

Response: The Fund expects that its combined investments in below investment grade, non-agency RMBS, below investment grade, non-agency CMBS and below investment grade private CLOs to typically be approximately 5% or less of the Fund’s net asset.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

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